GigaCloud Technology Inc

Unit A, 12/F, Shun Ho Tower

24-30 Ice House Street

Central, Hong Kong

August 17, 2022

VIA EDGAR

Ms. Alyssa Wall

Ms. Jennifer López

Ms. Keira Nakada

Mr. Doug Jones

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	GigaCloud Technology Inc (CIK 0001857816)
Registration Statement on Form F-1 (File No. 333-266058)
Registration Statement on Form 8-A (File No. 001-41454)

Ladies and Gentlemen:

On August 16, 2022, GigaCloud Technology Inc (the “Company”) requested that the effectiveness of the above-referenced Registration Statement on Form F-1 and Registration Statement on Form 8-A be accelerated to and that the two registration statements become effective at 4:30 p.m., Eastern Standard Time, on August 18, 2022, or as soon thereafter as practicable, pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended,.

The Company hereby respectfully withdraws that acceleration request.

The Company intends to submit the acceleration request letter at a later time.

If you have any questions regarding this letter, please contact the Company’s U.S. counsel, Latham & Watkins LLP, Attention: Benjamin Su. Mr. Su’s telephone numbers are +852 9881-9371 (mobile) and +852 2912-2728 (work).

[Signature page follows]

Very truly yours,

GIGACLOUD TECHNOLOGY INC

By:	/s/ Larry Lei Wu
Name:	Larry Lei Wu
Title:	Chairman of board of directors and chief executive officer